SMITH HELMS MULLISS & MOORE, L.L.P.
                                   Attorneys at Law
                                227 North Tryon Street
                           Charlotte, North Carolina 28202
                                    (704) 343-2000

                                   November 8, 1995




          First Charter Corporation
          22 Union Street North
          Concord, NC 28026-0228

          Bank of Union
          201 North Charlotte Avenue
          Monroe, NC 28110

               Re:   Merger of First Charter Corporation and Bank of Union:
                    Federal Income Tax Consequences

          Ladies and Gentlemen:

               We have served as tax counsel to First Charter Corporation ("First Charter") in connection with the adoption of the Agreement and Plan of Merger, dated as of September 13, 1995 (the "Merger Agreement"), by and between First Charter and Bank of Union ("Union"). Except to the extent otherwise defined herein, capitalized terms used herein have the same meaning set forth in the Merger Agreement.

               The Merger Agreement, as part of an integrated transaction, provides for the incorporation by First Charter of Interim Bank of Union, a controlled subsidiary of First Charter ("Interim Bank"). Interim Bank will then immediately be merged with and into Union in accordance with the laws of the State of North Carolina (the "Merger"). Union will survive the merger and the separate corporate existence of Interim Bank will cease. Pursuant to the Merger Agreement, each outstanding share of Union common stock ("Union Common Stock"), subject to the exercise of dissenters' rights, will be converted into and exchanged for shares of First Charter common stock ("First Charter Common Stock") pursuant to the Exchange Ratio provided by the Merger Agreement (the "Exchange"). No fractional shares of First Charter Common Stock will actually be issued to exchanging holders of Union Common Stock, and cash will be issued in lieu thereof. No shares of Interim Bank stock will be issued to exchanging holders of Union Common Stock. Consummation of the merger is subject to certain conditions set forth in the Merger Agreement.


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          November 8, 1995
          Page 2



               In rendering this opinion we have assumed, without independent verification, the genuineness of all signatures, the authenticity of original documents submitted to us as originals, and the Nconformity to the originals of all documents submitted to us as certified, conformed, or photostatic copies. We have further assumed that each of the parties to the Merger Agreement has the requisite corporate power and authority to enter into and to perform the Merger Agreement and the transactions contemplated thereby, that the Merger Agreement has been duly authorized, executed and delivered by and constitutes a legal, valid and binding obligation of each of the parties thereto, and that all requisite regulatory approvals have been duly obtained.

               We have been provided with a copy of a letter dated of even date herewith in which the Chief Executive Officer of each of First Charter and Union, respectively, makes certain representations regarding the transaction (the "Representations").

               In rendering the opinions set forth below, we have considered the Merger Agreement, the Representations, applicable case law and applicable provisions of (i) the Internal Revenue Code of 1986, as amended and as presently in effect (the "Code"), (ii) the regulations adopted under the Code, (iii) the Revenue Rulings and Revenue Procedures published under and with respect to the Code and (iv) the North Carolina General Statutes as presently in effect and regulations promulgated thereunder. No assurance can be given that legislative, administrative or judicial decisions or interpretations may not be forthcoming that would differ materially from the opinions set forth herein. In addition it should be noted that an opinion of counsel represents only that counsel's best legal judgment and has no binding effect on the Internal Revenue Service or North Carolina Department of Revenue or official status of any kind.

               Based upon the matters and resources we have considered, we are of the opinion that, upon consummation of the Merger in strict accordance with all the terms and conditions of the Merger Agreement, the transaction will be treated as follows for federal income tax purposes:

                    (a) The merger of Interim Bank with and into Union will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. First Charter,
          Interim Bank and Union will each be "a party to the reorganization" within the meaning of Section 368(b) of the Code.
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          November 8, 1995
          Page 3



                    (b) No gain or loss will be recognized by First Charter or Interim Bank on the transfer of Interim Bank's assets to Union and the assumption by Union of the liabilities, if any, of Interim Bank.

                    (c) No gain or loss will be recognized by Union upon the receipt of Interim Bank's assets.

                    (d) No gain or loss will be recognized by those Union shareholders who receive solely First Charter Common Stock (including fractional shares) in exchange for their Union Common Stock.

                    (e) The tax basis of the First Charter Common Stock (including fractional shares) received by the Union shareholders will be the same as the tax basis of the Union Common Stock surrendered in exchange therefor.

                    (f) The holding period of the First Charter Common Stock (including fractional shares) received by the Union shareholders will include the period during which the Union Common Stock surrendered in exchange therefor was held, provided that the Union Common Stock was held as a capital asset on the date of consummation of the Merger and Exchange.

                    (g) The payment of cash to a Union shareholder in lieu of the actual issuance of fractional shares of First Charter Common Stock will be treated for federal income tax purposes as if such fractional shares were in fact distributed as part of the exchange and the cash was then distributed by First Charter in redemption of such fractional shares subject to Section 302 of the Code. If the redemption meets one of the four tests set forth in that section, the shareholder will be treated as if he sold such fractional shares of First Charter Common Stock for the amount of cash received, and such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the shareholder's tax basis allocable to such fractional shares. Any gain or loss recognized will be capital gain or loss, assuming that the fractional shares of First Charter Common Stock would have been a capital asset in the hands of the shareholder. If none of the four tests provided in
          Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

                    (h) The receipt of cash by a dissenting Union shareholder will be treated as received by that shareholder as a distribution by Union in redemption of such shareholder's Union Common Stock, subject to the provisions and limitations of Section

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          November 8, 1995
          Page 4



          302 of the Code.  If the redemption meets one of the four
          tests set forth in that section, the shareholder will be treated as if he sold his shares of Union Common Stock for the amount of cash received, and such shareholder will recognize gain (or loss) to the extent that the amount of the cash received exceeds (or is less than) the shareholder's tax basis applicable to his shares of Union Common Stock. Any gain or loss recognized will be capital gain or loss, assuming that the shares of Union Common Stock are a capital asset in the hands of the shareholder. If none of the four tests provided in Section 302 is met, the assumed redemption will be treated as a dividend, and the shareholder will most likely be required to recognize as ordinary income the full amount of the cash received.

               We are of the further opinion that the Merger and Exchange will be treated in substantially the same manner for North Carolina income tax purposes as for federal income tax purposes.

               Except to the extent specifically provided herein, no opinion is expressed or implied concerning the federal income tax consequences of the transactions described in the Merger Agreement or the consequences under any other federal, state or local tax laws.

               The opinions expressed herein are for the exclusive benefit of First Charter, Union and their respective shareholders in connection with the transactions described in the Merger Agreement, and may not be relied upon by them for any other purpose, or used, circulated, quoted or relied upon by any other person or entity for any purpose without our prior consent. We consent to the filing of this letter as an exhibit to the Registration Statement.

               This opinion is specifically limited to those matters expressed herein, effective as of the date hereof. We assume no duty to inform you of any changes in our opinion hereafter due to any change in law or facts that may hereafter occur or come to our attention.

                                        Very truly yours,



                                        SMITH HELMS MULLISS & MOORE, L.L.P.

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